UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)*

Molina Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

60855R100

(CUSIP Number)

William Dentino	Curtis Pedersen
3500 Douglas Blvd., Suite 160	6218 East 6th Street
Roseville, CA 95661	Long Beach, CA 90803
(916) 781-3532	(213) 248-1527

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,245

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 3,245

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,245

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.00% (1)

14	Type of Reporting Person OO

(1)                                 The percentages specified herein and in the rest of this Schedule 13D/A are calculated based upon 59,690,246 shares of Common Stock issued and outstanding as of the date of this filing.  This amount consists of 57,094,000 shares of Common Stock that were issued and outstanding as of October 27, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on November 7, 2017, and 2,596,246 shares of Common Stock subsequently sold by the Issuer on December 7, 2017 in an offering registered pursuant to a Prospectus Supplement pursuant to Rule 424(b)(5) under the Securities Act of 1933, filed by the Issuer on December 6, 2017.

CUSIP No. 60855R100

1	Name of Reporting Person Exempt Mary R. Molina Living Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,258

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 28,258

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,258

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.04%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 609/7

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1209/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 610/5

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 1210/4

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 811/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Mary R. Molina Grantor Retained Annuity Trust 812/3

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Estate of Mary R. Molina

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,273(1)

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 47,273

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,273

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.08%

14	Type of Reporting Person OO

(1)  The executor of the Estate of Mary R. Molina intends to distribute all of the Shares currently held by the Estate once court approval has been obtained.

CUSIP No. 60855R100

1	Name of Reporting Person Dentino Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,496

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 1,496

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,496

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person Curtis and Rosi Pedersen 2012 Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 300

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power 300

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Reporting Person 300

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 60855R100

1	Name of Reporting Person William Dentino

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 48,769 (1)

	8	Shared Voting Power 31,503 (2)

	9	Sole Dispositive Power 48,769 (1)

	10	Shared Dispositive Power 31,503 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,272

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.13%

14	Type of Reporting Person IN

(1)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 1,496 shares of Common Stock beneficially owned by the Dentino Family Trust, of which Mr. Dentino is the sole trustee with respect to all shares of Common Stock held in such trust; and (ii) 47,273 shares of Common Stock beneficially owned by the Estate of Mary R. Molina, of which Mr. Dentino is the sole executor. As an executor, Mr. Dentino may be deemed to beneficially own the shares of Common Stock held in the estate. Mr. Dentino has no pecuniary interest in any of the shares of Common Stock held in the estate.

(2)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 3,245 shares of Common Stock beneficially owned by the Mary R. Molina Living Trust; and (ii) 28,258 shares of Common Stock beneficially owned by the Exempt Mary R. Molina Living Trust; (collectively, the “MRM Trusts”). Mr. Dentino and Mr. Pedersen are co-trustees of each of the MRM Trusts. Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Dentino shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts. Mr. Dentino has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

1	Name of Reporting Person Curtis Pedersen

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 31,803 (1)

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 31,803 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,803

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.05%

14	Type of Reporting Person IN

(1)

Represents shares of Common Stock beneficially owned by the following Reporting Persons: (i) 300 shares of Common Stock beneficially owned by the Curtis and Rosi Pedersen 2012 Trust; and (ii) 31,503 shares of Common Stock in the aggregate beneficially owned by the MRM Trusts, as described above. Mr. Pedersen and his spouse are co-trustees of the Curtis and Rosi Pedersen 2012 Trust. As a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in such trust. Mr. Pedersen and Mr. Dentino are co-trustees of each of the MRM Trusts, as described above. Pursuant to the terms of the MRM Trusts, as a co-trustee, Mr. Pedersen shares the power to vote and dispose (or direct the disposition) of the shares of Common Stock held in the MRM Trusts. Mr. Pedersen has no pecuniary interest in any shares of Common Stock held in the MRM Trusts.

CUSIP No. 60855R100

Explanatory Note:

This Amendment No. 2 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 24, 2017, as amended by Amendment No. 1 filed on November 8, 2017 (the “Schedule 13D”). For reasons described below, this Amendment is the final amendment to the Schedule 13D and constiutes an exit filing for the Reporting Persons.

Unless otherwise indicated herein, the information set forth in the Schedule 13D remains unchanged. Each capitalized term used in this Amendment and not defined herein shall have the meanings ascribed to such term in the Schedule 13D.

Item 2.   Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a)   The Schedule 13D included the Mary R. Molina Grantor Retained Annuity Trust 609/4, the Mary R. Molina Grantor Retained Annuity Trust 609/7, the Mary R. Molina Grantor Retained Annuity Trust 1209/3, the Mary R. Molina Grantor Retained Annuity Trust 1209/4, the Mary R. Molina Grantor Retained Annuity Trust 610/4, the Mary R. Molina Grantor Retained Annuity Trust 610/5, the Mary R. Molina Grantor Retained Annuity Trust 1210/4, the Mary R. Molina Grantor Retained Annuity Trust 811/3, the Mary R. Molina Grantor Retained Annuity Trust 812/3 (collectively, the “GRATs”) and the Mary R. Molina Living Trust as Reporting Persons.

On January 19, 2018, all of the Shares previously held in the GRATs were distributed to separate property trusts established by the beneficiaries of the applicable GRATs.  As a result, the GRATs no longer beneficially own any Shares or other securities of the Issuer.

On January 19, 2018, 3,036,047 Shares previously held in the Mary R. Molina Living Trust were distributed to separate property trusts established by the beneficiaries of the Mary R. Molina Living Trust.  As a result, the Mary R. Molina Living Trust currently beneficially owns 3,245 Shares.

As a result of the transactions described above, the Reporting Persons have ceased to collectively beneficially own more than five percent (5%) of the Shares or other securities of the Issuer.  Therefore, the Reporting Persons are no longer required to file statements on Schedule 13D with respect to their beneficial ownership of Shares or other securities of the Issuer.  Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On January 19, 2018, all of the Shares previously held in the GRATs were distributed to separate property trusts established by the beneficiaries of the applicable GRATs.  As a result, the GRATs no longer beneficially own any Shares or other securities of the Issuer.  On January 19, 2018, 3,036,047 Shares previously held in the Mary R. Molina Living Trust were distributed to separate property trusts established by the beneficiaries of the Mary R. Molina Living Trust.  As a result, the Mary R. Molina Living Trust currently beneficially owns 3,245 Shares.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)-(b)

1.	Mary R. Molina Living Trust

a. Amount beneficially owned: 3,245
b. Percent of class: 0.00%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 3,245
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 3,245
iv. Shared power to dispose or to direct the disposition of: 0

2.	Exempt Mary R. Molina Living Trust
a. Amount beneficially owned: 28,258
b. Percent of class: 0.04%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 28,258
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 28,258
iv. Shared power to dispose or to direct the disposition of: 0

3.	Mary R. Molina Grantor Retained Annuity Trust 609/4
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

4.	Mary R. Molina Grantor Retained Annuity Trust 609/7
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

5.	Mary R. Molina Grantor Retained Annuity Trust 1209/3
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

6.	Mary R. Molina Grantor Retained Annuity Trust 1209/4
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

7.	Mary R. Molina Grantor Retained Annuity Trust 610/4
a. Amount beneficially owned: 0
b. Percent of class: 0.0%

c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

8.	Mary R. Molina Grantor Retained Annuity Trust 610/5
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

9.	Mary R. Molina Grantor Retained Annuity Trust 1210/4
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

10.	Mary R. Molina Grantor Retained Annuity Trust 811/3
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

11.	Mary R. Molina Grantor Retained Annuity Trust 812/3
a. Amount beneficially owned: 0
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

12.	Estate of Mary R. Molina
a. Amount beneficially owned: 47,273
b. Percent of class: 0.08%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 47,273
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 47,273
iv. Shared power to dispose or to direct the disposition of: 0

13.	Dentino Family Trust
a. Amount beneficially owned: 1,496
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 1,496

ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 1,496
iv. Shared power to dispose or to direct the disposition of: 0

14.	Curtis and Rosi Pedersen 2012 Trust
a. Amount beneficially owned: 300
b. Percent of class: 0.0%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 300
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 300
iv. Shared power to dispose or to direct the disposition of: 0

15.	William Dentino
a. Amount beneficially owned: 80,272
b. Percent of class: 0.13%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 48,769 (1)(2)
ii. Shared power to vote or to direct the vote: 31,503 (3)
iii. Sole power to dispose or to direct the disposition of: 48,769 (1)(2)
iv. Shared power to dispose or to direct the disposition of: 31,503 (3)

16.	Curtis Pedersen
a. Amount beneficially owned: 31,803
b. Percent of class: 0.05%
c. Number of Shares as to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 31,803 (3)(4)
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 31,803 (3)(4)

(1)         As the sole-executor of the MRM Estate, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 47,273 Shares held by the Estate.

(2)         As the sole trustee of the Dentino Family Trust with respect to all Shares held in such trust, Mr. Dentino has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 1,496 Shares held by the Dentino Family Trust.

(3)         As the co-trustees of the MRM Trusts, Messrs. Dentino and Pedersen share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 31,503 Shares held by the MRM Trusts.  Messrs. Dentino and Pedersen have no pecuniary interest in any Shares held in the MRM Trusts.

(4)         As the co-trustees of the Pedersen Trust, Mr. Pedersen and his spouse share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the 300 Shares held by the Pedersen Trust.

(c)   During the past sixty days, the Mary R. Molina Living Trust sold in the aggregate 337,500 Shares pursuant to a Rule 10b5-1 plan, as described in more detail on Schedule A attached hereto and incorporated herein by reference.  In addition, on January 19, 2018, all of the Shares previously held by the GRATs were distributed to separate property trusts established by the beneficiaries of the applicable GRATs, and 3,036,047 Shares previously held in the Mary R. Molina Living Trust were distributed to separate property trusts established by the beneficiaries of the Mary R. Molina Living Trust, as described in Item 2 above.  Except as set forth above, no transactions in Shares were effected by any of the Reporting Persons during the past sixty days.

(e)   On January 19, 2018, all of the Shares previously held in the GRATs were distributed to separate property trusts established by the beneficiaries of the applicable GRATs.  As a result, the GRATs no longer beneficially own any Shares or other securities of the Issuer.  On January 19, 2018, 3,036,047 Shares previously held in the Mary R. Molina Living Trust were distributed to separate property trusts established by the beneficiaries of the Mary R. Molina Living Trust.  As a result, the Mary R. Molina Living Trust currently beneficially owns 3,245 Shares.  As a result of the transactions described above, the Reporting Persons have ceased to collectively beneficially own more than five percent (5%) of the Shares or other securities of the Issuer.  Therefore, the Reporting Persons are no longer required to file statements on Schedule 13D with respect to their beneficial ownership of Shares or other securities of the Issuer.  Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The Reporting Persons have entered into that certain Joint Filing Agreement, dated as of October 24, 2017 (the “Joint Filing Agreement”), a copy of which was attached as Exhibit 99.2 to the original Schedule 13D and was incorporated therein by reference.  As described above, on January 19, 2018, all of the Shares previously held in the GRATs were distributed to separate property trusts established by the beneficiaries of the applicable GRATs.  As a result, the GRATs no longer beneficially own any Shares or other securities of the Issuer.  On January 19, 2018, 3,036,047 Shares previously held in the Mary R. Molina Living Trust were distributed to separate property trusts established by the beneficiaries of the Mary R. Molina Living Trust.  As a result, the Mary R. Molina Living Trust currently beneficially owns 3,245 Shares. As a result of the transactions described above, the Reporting Persons have ceased to collectively beneficially own more than five percent (5%) of the Shares or other securities of the Issuer.  Therefore, the Reporting Persons are no longer required to file statements on Schedule 13D with respect to their beneficial ownership of Shares or other securities of the Issuer.

Accordingly, the Reporting Persons have entered into that certain Termination Agreement, dated as of January 19, 2018 (the “Termination Agreement”), pursuant to which the Reporting Persons have agreed to terminate the Joint Filing Agreement and their participation as members of a “group” (within the meaning of Section 13(d)(3) of the Act) with respect to the Shares, effective as of January 19, 2018.  A copy of the Termination Agreement is attached as Exhibit 99.25 hereto and incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

99.25      Termination Agreement, dated as of January 19, 2018.

CUSIP No. 60855R100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2018

Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Exempt Mary R. Molina Living Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 609/7

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1209/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 610/5

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 1210/4

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 811/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Mary R. Molina Grantor Retained Annuity Trust 812/3

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

Estate of Mary R. Molina

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Executor

Dentino Family Trust

By:	/s/ William Dentino
	Name:	William Dentino
	Title:	Trustee

Curtis and Rosi Pedersen 2012 Trust

By:	/s/ Curtis Pedersen
	Name:	Curtis Pedersen
	Title:	Trustee

By:	/s/ Rosi Pedersen
	Name:	Rosi Pedersen
	Title:	Trustee

William Dentino

/s/ William Dentino
William Dentino

Curtis Pedersen

/s/ Curtis Pedersen
Curtis Pedersen

CUSIP No. 60855R100

SCHEDULE A

Transactions in Shares of Common Stock of the Issuer During the Past Sixty Days

Mary R. Molina Living Trust (1)

Nature of Transaction	Securities Purchased/(Sold)	Average Price per Share	Date of Purchase / Sale
Sale of Common Stock	(22,500)	$77.56	11/13/2017
Sale of Common Stock	(22,500)	$77.63	11/14/2017
Sale of Common Stock	(22,500)	$76.25	11/15/2017
Sale of Common Stock	(22,500)	$75.76	11/16/2017
Sale of Common Stock	(22,500)	$74.94	11/17/2017
Sale of Common Stock	(22,500)	$74.13	12/11/2017
Sale of Common Stock	(22,500)	$74.08	12/12/2017
Sale of Common Stock	(22,500)	$74.50	12/13/2017
Sale of Common Stock	(22,500)	$74.51	12/14/2017
Sale of Common Stock	(22,500)	$76.13	12/15/2017
Sale of Common Stock	(22,500)	$84.88	1/11/2018
Sale of Common Stock	(22,500)	$85.46	1/12/2018
Sale of Common Stock	(22,500)	$89.80	1/16/2018
Sale of Common Stock	(22,500)	$91.20	1/17/2018
Sale of Common Stock	(22,500)	$92.84	1/18/2018

(1)   All sales were made pursuant to a Rule 10b5-1 plan.